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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~45766~~ 8-49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons
(No. and Street)

Maitland FL 32751
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Covert, General Counsel 407-644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Assocaites
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave. Winter Park FL 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 3/24/12

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, LTD, as of Dec. 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Counsel

Title

ROBIN BRYANT
MY COMMISSION # DD 904969
EXPIRES: November 5, 2013
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Partners' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	14

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2011 and 2010, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kane & Associates

Winter Park, Florida
January 11, 2012

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 325,007	$ 485,875
Commissions and fees receivable	658,803	572,476
Loan receivable due from president	150,000	150,000
Other receivables	85,666	117,177
Inventory	7,311	9,935
Prepaid expenses	1,190	65,219
Property and equipment, net of accumulated depreciation	622,193	656,080
Deposits	2,200	2,200
Intangible assets, net of accumulated amortization	124,335	136,122
TOTAL ASSETS	$ 1,976,705	$ 2,195,084
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 601,457	$ 621,789
Distributions payable	10,000	10,000
Total Liabilities	611,457	631,789
PARTNERS' EQUITY		
Partners' equity	1,365,248	1,563,295
	1,365,248	1,563,295
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 1,976,705	$ 2,195,084

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Advisor fees	$ 3,136,607	$ 2,763,258
Commissions	408,451	347,727
Service and sponsor fees	210,783	181,365
Interest and dividends	9,942	9,991
Other	5,317	17,943
TOTAL REVENUES	3,771,100	3,320,284
EXPENSES		
Sub advisor fees	1,236,708	1,083,097
Salaries and benefits	914,435	824,751
Marketing costs	264,764	249,399
Other expense	207,316	122,379
Research fees	186,308	199,978
Occupancy	154,318	162,803
Office expense	63,204	47,751
Registration and filing fees	55,400	45,826
Depreciation and amortization	54,242	53,742
Printing and postage	51,515	57,718
Professional fees	16,854	18,692
Loss on disposition of assets	480	9,613
TOTAL EXPENSES	3,205,544	2,875,749
NET INCOME	$ 565,556	$ 444,535

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2011 and 2010

	2011	2010
Partners' Equity, beginning of year	$ 1,563,295	$ 1,534,420
Net income	565,556	444,535
Issuance of additional partnership units	-	-
Decrease of partnership units	-	-
Distributions/return of partnership capital	(763,603)	(415,660)
Partners' Equity, end of year	$ 1,365,248	$ 1,563,295

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 565,556	$ 444,535
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	54,242	53,742
Loss on disposition of assets	480	9,613
(Increase) decrease in operating assets		
Commissions and fees receivable	(86,327)	(87,640)
Other receivables	31,511	(51,481)
Inventory	2,624	13,395
Prepaid expenses	64,029	(29,366)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	(20,332)	26,098
Net cash provided by operating activities	611,783	378,896
Cash flows from investing activities:		
Purchase of property and equipment	(9,048)	(25,137)
Net cash used by investing activities	(9,048)	(25,137)
Cash flows from financing activities:		
Distributions/return of capital to partners	(763,603)	(415,660)
Net cash used by financing activities	(763,603)	(415,660)
Net decrease in cash	(160,868)	(61,901)
Cash and cash equivalents at beginning of year	485,875	547,776
Cash and cash equivalents at end of year	$ 325,007	$ 485,875
Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash investing and financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 10,000

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Date of Management's Review

Subsequent events were evaluated through January 11, 2012, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash deposits at banks for the years ended December 31, 2011 and 2010. It also maintains cash equivalent deposits with the Timothy Plan for the year ended December 31, 2010 (see Note E). Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in the Timothy Plan are not federally insured. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the years ended December 31, 2011 and 2010.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2011 and 2010.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2008.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2011 and 2010, consist of the following:

	2011	2010
Employee advances	$ 154	$ 3,967
Due from related companies (see Note F)	76,570	81,750
Due from limited partner (see Note F)	-	25,000
Other receivables	8,942	6,460
	$ 85,666	$ 117,177

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 and 2010 consist of the following:

	2011	2010
Computer equipment	$ 44,044	$ 40,830
Office equipment	57,550	52,805
Software	19,099	19,099
Furniture and fixtures	167,209	167,208
Leasehold improvements	530,207	530,207
	818,109	810,149
Less accumulated depreciation	(195,916)	(154,069)
	$ 622,193	$ 656,080

Depreciation expense for the years ended December 31, 2011 and 2010 is $42,455 and $41,954, respectively.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2011 and 2010 consist of the following:

	2011	2010
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(139,039)	(127,252)
	$ 124,335	$ 136,122

Amortization expense for the years ended December 31, 2011 and 2010 is $11,787 and $11,788, respectively.

NOTE E – FAIR VALUE OF FINANCIAL INSTRUMENTS

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The financial position of the Partnership at December 31, 2011 and 2010 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Partnership, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

NOTE E – FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

The carrying amounts of the Partnership's financial instruments generally approximate their fair values at December 31, 2011 and 2010.

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from a lessor, who is related to the Partnership through common ownership. The lease agreement is for a period of one year and is renewable annually. The lease payment for January 2010 is $8,898 per month. Lease payments beginning February 2010 are $9,343 per month, less a one-time credit of $8,898 for the year ended December 31, 2011. Total lease payments for the year ended December 31, 2011 and 2010 are $103,218 and $111,671, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president pays interest quarterly at a rate of 6% and the loan is payable in full on January 13, 2014. Total interest income on the loan for the years ended December 31, 2011 and 2010 are $9,000 and $9,000, respectively.

The Partnership has receivables due from companies, which are related through common ownership, of $76,570 and $81,750 as of December 31, 2011 and 2010, respectively (see Note B). The receivables are non-interest bearing and have no maturity dates.

The Partnership has a receivable due from a limited partner of $25,000 as of December 31, 2010 (see Note B). The receivable is non-interest bearing and payable in January 2011.

The Partnership maintains cash equivalent deposits in a money market fund with the Timothy Plan for the year ended December 31, 2010 (see Note A). The balance in the fund as of December 31, 2010 is $50,172.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership paid $186,308 and $199,978 in research fees to this company for the years ended December 31, 2011 and 2010, respectively.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE G - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership had net capital of $283,699, which was $242,935 in excess of the required net capital of $40,764. The Partnership's ratio of aggregate indebtedness to net capital was 2.16 to 1 at December 31, 2011. At December 31, 2010, the Partnership had net capital of $345,385, which was $303,266 in excess of the required net capital of $42,119. The Partnership's ratio of aggregate indebtedness to net capital was 1.83 to 1 at December 31, 2010

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

	2011	2010
Total partners' equity	$ 1,365,248	$ 1,563,295
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	88,448	80,174
Receivables from noncustomers	235,666	267,177
Inventory	7,311	9,935
Prepaid expenses	1,190	65,219
Property and equipment, net	622,193	656,080
Deposits	2,200	2,200
Intangible assets, net	124,335	136,122
	1,081,343	1,216,907
Net capital before haircuts on securities positions	283,905	346,388
Haircuts on securities	(206)	(1,003)
Net capital	$ 283,699	$ 345,385
Aggregate indebtedness:		
Payable to broker/dealers	$ 507,087	$ 503,838
Distributions payable	10,000	10,000
Other accounts payable and accrued costs	94,370	117,951
Total aggregate indebtedness	$ 611,457	$ 631,789
Minimum net capital required	$ 40,764	$ 42,119
Excess net capital	$ 242,935	$ 303,266
Excess net capital at 1,000 percent	$ 222,553	$ 282,206
Ratio: Aggregate indebtedness to net capital	2.16 to 1	1.83 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2010 and 2009)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 283,700	$ 345,880
Audit adjustments (net)	-	(495)
Rounding difference	(1)	-
Net capital per above	$ 283,699	$ 345,385

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE CPA.COM

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2011, and this report does not affect our report thereon dated January 11, 2012. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Kay & Associates

Winter Park, Florida
January 11, 2012

KANE & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 22 2012

Washington, DC
125